

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 2, 2013

<u>Via E-mail</u>
Sarkis Tsaoussian
President/Chief Executive Officer
Dynamic Nutra Enterprises Holdings Inc.
3500 West Olive Avenue
Suite 810
Burbank, CA 91505

       Re: Dynamic Nutra Enterprises Holdings Inc.
               Preliminary Proxy Statement on Schedule 14C
               Filed November 18, 2013
               File No. 333-176587

Dear Mr. Tsaoussian:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

      Please contact Amy Reischauer at (202) 551-3793 or me at (202) 551-3715 with any questions.

                                  Sincerely,

                                  /s/ *Daniel Greenspan for*

                                  Jeffrey P. Riedler
                                  Assistant Director

cc: <u>Via E-Mail</u>
         Diane Dalmy